SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

PERION NETWORK LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

M78673106

(CUSIP Number)

Ronen Shilo
c/o Conduit Ltd.
2 Ilan Ramon Street
Ness-Ziona, Israel 7403635
Telephone: +972-8-946-1713

with a copy to:

Ariel Aminetzah, Adv.
Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan, Israel 52506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2015

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M78673106
1.	NAMES OF REPORTING PERSONS Ronen Shilo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,858,847 (1)
	9.	SOLE DISPOSITIVE POWER 8,858,847
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,858,847
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Voting power with respect to the Issuer’s ordinary shares held by the Reporting Person is shared by the Reporting Person due to his voting commitments to the Issuer for a period of time under the Standstill Agreement referenced in Item 6 below.

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed on January 13, 2014 (the “Statement”) relates to the ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”) of Perion Network Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim St., Holon, Israel 5885849.

This Amendment is being filed by Ronen Shilo, an individual (the “Reporting Person”) to report his sale, during a period of time spanning from September 15, 2014 through August 18, 2015, of an aggregate of 984,316 Ordinary Shares (the “Shares”), which has reduced his beneficial ownership by in excess of one percent (1%) of the Issuer’s outstanding Ordinary Shares since the filing of the Statement. The sale of the Shares was effected in open-market transactions pursuant to a sales plan meeting the requirements for the safe harbor provided by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends and supplements the Statement. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement.

Item 2.  Identity and Background.

                The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of the Amendment.

Item 3.  Source and Amount of Funds or Other Consideration.

The information concerning the source and amount of consideration provided by the Reporting Person for his acquisition of Ordinary Shares that appeared in Item 3 of the Statement is incorporated by reference in this Item 3 of the Amendment.  The Reporting Person has not acquired any additional Ordinary Shares since the filing of the Statement.

Item 4. Purpose of Transaction.

The Reporting Person may acquire or sell additional Ordinary Shares from time to time, subject (in the case of sales) to the Lock-Up Arrangements described in Item 6 of the Statement.

Other than as described immediately above, as of the filing of this Amendment, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from the NASDAQ Global Market or any other national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 71,652,266 Ordinary Shares outstanding as of November 1, 2015, based on outstanding share information published by the Issuer in the proxy statement for its annual general meeting of shareholders scheduled to take place on December 31, 2015.

(a)           The Reporting Person beneficially owns 8,858,847 Ordinary Shares of the Issuer (consisting of the Shares acquired by him upon the closing under the Share Purchase Agreement), representing approximately 12.4% of the issued and outstanding share capital of the Issuer.

(b)           The Reporting Person possesses shared power to vote and direct the vote (which is shared with the Issuer pursuant to the voting commitments of the Reporting Person under the Standstill Agreement that serves as Exhibit 2 to this Amendment), and sole power to dispose or to direct the disposition of, the 8,858,847 Ordinary Shares that he currently beneficially owns.

(c)      No transaction in Ordinary Shares of the Issuer has been effected by the Reporting Person during the last 60 days (as the Reporting Person’s sales of the Shares concluded on August 18, 2015).

As noted in Item 1, the sale of the Shares was effected in open-market transactions on the NASDAQ Global Market pursuant to a sales plan meeting the requirements for the safe harbor provided by Rule 10b5-1 under the Exchange Act during the period from September 15, 2014 through August 18, 2015.  The date of each sale, the number of Shares sold and the price per share (prior to the deduction of fees and commissions) at which the Shares were sold were as follows:

Date of Sale	Number of Shares Sold	Price Per Share
15-Sep-2014	6,000	$6.1611
16-Sep-2014	6,000	$6.1412
17-Sep-2014	6,000	$6.4926
18-Sep-2014	6,000	$6.5167
19-Sep-2014	4,300	$6.4137
22-Sep-2014	6,000	$6.6557
23-Sep-2014	6,000	$6.3084
24-Sep-2014	5,350	$6.1870
25-Sep-2014	6,000	$5.9222
26-Sep-2014	4,600	$5.8149
29-Sep-2014	2,900	$5.8086
30-Sep-2014	3,000	$5.7629
1-October-2014	5,500	$5.6450
2-October-2014	3,800	$5.5731
3-October-2014	2,800	$5.5712
6-October-2014	6,000	$5.2827
7-October-2014	6,000	$5.3776
8-October-2014	3,000	$5.5223
9-October-2014	3,000	$5.5675
10-October-2014	3,200	$5.3969
14-October-2014	2,700	$5.2642
15-October-2014	5,800	$5.2858

Date of Sale	Number of Shares Sold	Price Per Share
16-October-2014	6,000	$5.3408
16-October-2014	6,000	$5.3439
17-October-2014	4,900	$5.4623
20-October-2014	2,302	$5.4614
21-October-2014	3,900	$5.5999
22-October-2014	1,400	$5.5758
23-October-2014	3,100	$5.6842
24-October-2014	1,700	$5.8068
27-October-2014	3,500	$5.8119
28-October-2014	3,800	$6.0310
29-October-2014	1,500	$5.9795
30-October-2014	2,500	$5.7872
31-October-2014	6,000	$5.3459
3-November-2014	5,200	$5.4777
4-November-2014	2,200	$5.3271
5-November-2014	6,000	$5.4568
6-November-2014	3,500	$5.6564
7-November-2014	2,100	$5.5132
10-November-2014	6,000	$5.2047
12-November-2014	6,000	$6.1198
13-November-2014	6,000	$5.8174
14-November-2014	6,000	$5.7860
14-November-2014	6,000	$5.8692
17-November-2014	6,000	$5.9227
18-November-2014	6,000	$5.8637
19-November-2014	4,600	$5.6871
20-November-2014	6,000	$5.7480
21-November-2014	6,000	$5.6626
24-November-2014	6,000	$5.5988
25-November-2014	6,000	$5.6675
26-November-2014	5,500	$5.7012
28-November-2014	6,000	$5.6044
1-December-2014	6,000	$5.5072
2-December-2014	6,000	$5.4346
3-December-2014	4,000	$5.2334
4-December-2014	6,000	$5.2142
5-December-2014	3,500	$5.2072
8-December-2014	6,000	$5.1714
9-December-2014	6,000	$5.0013

Date of Sale	Number of Shares Sold	Price Per Share
10-December-2014	3,700	$5.0062
11-December-2014	6,000	$4.9567
12-December-2014	5,300	$4.8762
15-December-2014	6,000	$4.7220
16-December-2014	6,000	$4.7275
17-December-2014	6,000	$4.5594
18-December-2014	4,800	$4.6012
19-December-2014	4,800	$4.6014
22-December-2014	6,000	$4.6425
23-December-2014	6,000	$4.7781
24-December-2014	5,000	$4.8601
26-December-2014	5,300	$4.8662
29-December-2014	4,200	$4.7657
30-December-2014	3,400	$4.6452
31-December-2014	5,700	$4.6108
2-January-2015	6,000	$4.5309
5-January-2015	6,000	$4.5024
6-January-2015	6,000	$4.3920
7-January-2015	6,000	$4.4505
8-January-2015	6,000	$4.2553
9-January-2015	6,000	$4.0913
12-January-2015	6,000	$3.9188
13-January-2015	3,300	$3.9173
14-January-2015	1,900	$3.8654
15-January-2015	6,000	$3.6995
16-January-2015	6,000	$3.5052
20-January-2015	6,000	$3.3291
21-January-2015	4,400	$3.3139
22-January-2015	6,000	$3.4643
23-January-2015	5,700	$3.3771
26-January-2015	5,900	$3.2969
27-January-2015	2,900	$3.2448
28-January-2015	3,600	$3.2722
29-January-2015	2,200	$3.3057
30-January-2015	2,500	$3.3097
2-February-2015	6,000	$3.2535
3-February-2015	2,700	$3.1600
4-February-2015	2,300	$3.2230
5-February-2015	2,100	$3.3144

Date of Sale	Number of Shares Sold	Price Per Share
6-February-2015	2,800	$3.4258
9-February-2015	1,900	$3.4282
10-February-2015	2,700	$3.3393
11-February-2015	3,000	$3.3031
12-February-2015	2,800	$3.3895
13-February-2015	2,200	$3.3392
17-February-2015	3,500	$3.2300
18-February-2015	3,200	$3.2639
19-February-2015	1,300	$3.2454
20-February-2015	3,100	$3.2580
23-February-2015	2,600	$3.2704
24-February-2015	3,600	$3.2834
25-February-2015	2,000	$3.2700
26-February-2015	6,000	$3.3776
27-February-2015	6,000	$3.6773
2-March-2015	6,000	$3.6940
3-March-2015	5,000	$3.4920
4-March-2015	3,200	$3.4471
5-March-2015	6,000	$3.5337
6-March-2015	2,800	$3.5244
9-March-2015	6,000	$3.5297
10-March-2015	6,000	$3.6491
11-March-2015	2,800	$3.5708
12-March-2015	6,000	$3.4102
13-March-2015	3,700	$3.2668
16-March-2015	6,000	$3.2077
17-March-2015	5,900	$3.1996
18-March-2015	6,000	$3.2577
19-March-2015	6,000	$3.2421
20-March-2015	6,000	$3.2331
23-March-2015	6,000	$3.2410
24-March-2015	5,500	$3.2368
25-March-2015	6,000	$3.2931
26-March-2015	6,000	$3.2048
27-March-2015	6,000	$3.3502
30-March-2015	6,000	$3.3685
31-March-2015	3,900	$3.3394
1-April-2015	1,400	$3.3381
2-April-2015	3,400	$3.3017

Date of Sale	Number of Shares Sold	Price Per Share
6-April-2015	2,000	$3.3455
7-April-2015	4,700	$3.4871
8-April-2015	6,000	$3.5280
9-April-2015	3,100	$3.5762
10-April-2015	1,700	$3.6715
13-April-2015	6,000	$3.7348
14-April-2015	3,200	$3.7892
15-April-2015	3,500	$3.8480
16-April-2015	5,800	$3.8455
17-April-2015	2,100	$3.7903
20-April-2015	3,200	$3.7950
21-April-2015	3,000	$3.7783
22-April-2015	2,200	$3.7407
23-April-2015	1,700	$3.7622
24-April-2015	1,800	$3.7304
27-April-2015	3,200	$3.6948
28-April-2015	700	$3.6959
29-April-2015	1,400	$3.7349
30-April-2015	1,600	$3.7742
1-May-2015	650	$3.7342
4-May-2015	2,900	$3.6829
5-May-2015	3,600	$3.5486
6-May-2015	3,500	$3.4655
7-May-2015	1,300	$3.5625
8-May-2015	2,100	$3.6144
11-May-2015	6,000	$3.6810
12-May-2015	3,800	$3.6901
13-May-2015	3,500	$3.6111
14-May-2015	1,800	$3.6528
15-May-2015	1,900	$3.6203
18-May-2015	1,200	$3.6100
19-May-2015	2,600	$3.5662
20-May-2015	3,900	$3.5145
21-May-2015	4,900	$3.4600
22-May-2015	4,900	$3.4138
26-May-2015	6,000	$3.4005
27-May-2015	3,200	$3.4581
28-May-2015	1,300	$3.3781
29-May-2015	1,900	$3.3674

Date of Sale	Number of Shares Sold	Price Per Share
1-June-2015	3,700	$3.2957
2-June-2015	1,600	$3.3115
3-June-2015	1,000	$3.3322
4-June-2015	1,800	$3.3614
5-June-2015	3,100	$3.3553
8-June-2015	800	$3.4027
9-June-2015	1,300	$3.3868
10-June-2015	1,100	$3.3449
11-June-2015	2,900	$3.2864
12-June-2015	6,000	$3.2049
15-June-2015	6,000	$3.1658
16-June-2015	5,900	$3.1444
17-June-2015	4,100	$3.1534
18-June-2015	6,000	$3.0594
19-June-2015	5,800	$3.0784
22-June-2015	3,400	$3.1213
23-June-2015	6,000	$3.2088
24-June-2015	3,700	$3.1842
25-June-2015	2,100	$3.2020
26-June-2015	2,500	$3.1522
29-June-2015	3,700	$3.1582
30-June-2015	6,000	$3.0909
1-July-2015	2,700	$3.0570
2-July-2015	6,000	$2.8903
6-July-2015	6,000	$2.8414
7-July-2015	6,000	$2.7410
8-July-2015	6,000	$2.6892
9-July-2015	3,200	$2.6722
10-July-2015	3,900	$2.5805
13-July-2015	5,500	$2.5240
14-July-2015	3,500	$2.5362
15-July-2015	3,000	$2.5631
16-July-2015	2,700	$2.6359
17-July-2015	6,000	$2.5412
20-July-2015	6,000	$2.4941
21-July-2015	3,000	$2.6013
22-July-2015	6,000	$2.5305
23-July-2015	4,300	$2.5414
24-July-2015	3,300	$2.5426

Date of Sale	Number of Shares Sold	Price Per Share
27-July-2015	6,000	$2.4457
28-July-2015	3,000	$2.4688
29-July-2015	2,500	$2.4912
30-July-2015	3,800	$2.4980
31-July-2015	1,200	$2.4911
3-August-2015	3,000	$2.5004
4-August-2015	2,200	$2.4984
5-August-2015	2,000	$2.5308
6-August-2015	6,000	$2.6922
7-August-2015	6,000	$2.7553
10-August-2015	2,600	$2.7976
11-August-2015	4,700	$2.7373
12-August-2015	3,100	$2.7537
13-August-2015	4,100	$2.7939
14-August-2015	4,000	$2.6267
17-August-2015	3,800	$2.5677
18-August-2015	5,714	$2.4911

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Lock-Up Arrangements, Standstill Agreement and Registration Rights Undertaking set forth in Item 6 of the Statement is incorporated by reference herein.

On May 8, 2014, the Issuer filed the Purchase Agreement F-3 with the SEC for registration of resale on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of Registrable Securities by former ClientConnect shareholders (including the Reporting Person) whose resales of Registrable Securities would otherwise be subject to volume limitations under Rule 144 under the Securities Act. The Purchase Agreement F-3, as amended, was declared effective by the SEC on August 7, 2014.

Other than as described in Item 6 of the Statement or above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Lock-Up Arrangements to which the former shareholders of ClientConnect Ltd. (“ClientConnect”) are subject, annexed as Schedule 5.1(b) to the Share Purchase Agreement (the “Share Purchase Agreement”), dated as of September 16, 2013, by and among Perion Network Ltd. (“Perion”), Conduit Ltd. (“Conduit”) and ClientConnect (incorporated by reference to Schedule 5.1(b) to the Share Purchase Agreement that is annexed as Exhibit 99.2 to the Report of Foreign Private Issuer furnished by Perion to the Securities and Exchange Commission (the “SEC”) on October 15, 2013)

Exhibit 2— Form of Standstill Agreement to which the Reporting Person is subject, annexed as Appendix E to the Share Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.6 to the Report of Foreign Private Issuer furnished by Perion to the SEC on October 15, 2013)

Exhibit 3— Form of Registration Rights Undertaking by Perion in favor of the former shareholders of ClientConnect, annexed as Appendix C to the Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer furnished by Perion to the SEC on October 15, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronen Shilo RONEN SHILO

Dated: November 25, 2015